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Securities and Exchange Commission
Trading and Markets

FEB 24 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eureka Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, Suite 902

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Svetlana Simkina 646-277-8428

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 Nassau st., Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Svetlana Simkina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eureka Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JOSEPH TROVATO
Notary Public – State of New York
NO. 01TR6276682
Qualified in Nassau County
My Commission Expires Feb 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	1,124,072
Accounts receivable		5,000
Total	$	1,129,072

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	2,931
Commissions payable		1,750
Deferred Revenue`		60,000
Due to Parent		445,269
Total liabilities		509,950
Member's equity		619,122
Total	$	1,129,072

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Eureka Capital Markets, LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Eureka Capital Partners, LLC ("ECP") (the "Parent"). The Company was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's liability is limited to capital contributed. The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions, Employee Stock Ownership Plan ("ESOP") transactions, business restructurings, capital raising and other corporate finance assignments.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenues pursuant to FASB ASC 600. Revenues are recognized when there is transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for these services and arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client. Fees received that are earned only upon a contingent event are recorded as deferred revenue until the event occurs.

Note 1 - Business and summary of significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Income taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, ECP.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by ECP. Pursuant to a tax-sharing policy, UBT for the Company, which is subject to an apportionment formula, is determined on the basis of its separate taxable income. There was $41,488 of UBT tax apportioned to the Company for the year ended December 31, 2019.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2019.

The Company has no unrecognized tax benefits at December 31, 2019. The Company's Federal and state income tax returns prior to fiscal year 2016 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2019.

Note 1 - Business and summary of significant accounting policies (concluded):

Marketing:

Marketing costs are expensed as incurred. Marketing expense totaled $4,073 for the year ended December 31, 2019.

Note 2 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2019 were paid by ECP. The Company and ECP have an expense sharing agreement, as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP $50,000 per month for operating expenses relating to its broker-dealer activities. The Company's share of operating expenses was approximately 66% of total costs for marketing, communications, travel and entertainment, professional fees, certain taxes, office supplies, rent, dues and subscriptions, insurance, and other miscellaneous expenses and approximately 65% of total compensation and benefits costs. Certain referral fees, insurance, regulatory, taxes and other fees related to its broker-dealer activities are paid directly by the Company. In July 2019, the monthly management fee the Company paid to ECP was increased from $50,000 to $90,000. The monthly management fee was increased to $315,438 in December 2019. At December 31, 2019, due to Parent represents unpaid management fees and reimbursable expenses.

The Company shares office space with ECP. ECP has allocated rent expense of $162,700 to the Company for the year ended December 31, 2019.

Note 3 - Commissions payable:

Commissions are due and payable only when the accounts receivable have been collected by the Company. As of December 31, 2019, there was outstanding commission payable of $1,750.

Note 4 - Concentrations of credit risk:

The Company had accounts receivable of $5,000 as of December 31, 2019.
The Company's top two clients accounted for approximately 51% of revenues for the year ended December 31, 2019.

Cash:

At December 31, 2019, cash and cash equivalents consisted of insured checking and interest bearing accounts. From time to time, the Company may have cash balances in excess of the federally insured limits.

Note 5 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company has net capital of $615,872 which was $581,875 in excess of its required net capital of $33,997. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Eureka Capital Markets, LLC
52 Vanderbilt Avenue, Suite 902
New York, NY 10017

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eureka Capital Markets, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Eureka Capital Markets, LLC's management. Our responsibility is to express an opinion on Eureka Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eureka Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Eureka Capital Markets, LLC's auditor since 2016.

New York, NY
February 3, 2020